November 1, 2004

                  Highlights of Consolidated Financial Results
                             for FY2005 Semi-Annual
                   (April 1, 2004 through September 30, 2004)

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                       (Billions of yen unless otherwise specified)
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                                          FY2004 Semi-Annual        FY2005 Semi-Annual       % of change         FY2005 Forecast
                                          (Apr. 2003 through        (Apr. 2004 through       from FY2004       (Apr. 2004 through
                                              Sep. 2003)                Sep. 2004)           Semi-Annual            Mar. 2005)
-----------------------------------------------------------------------------------------------------------------------------------
Vehicle sales                                     3,170                       3,567              12.5%                  7,220
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------------
Net revenues                                    8,224.2                     9,025.6               9.7%
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                  767.7                       866.2              12.8%
(Income ratio)                                   (9.3%)                      (9.6%)
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes,                                                                      12.5%
minority interest and equity in                   812.0                       913.2
earnings of affiliated companies
(Income ratio)                                   (9.9%)                     (10.1%)
----------------------------------------------------------------------------------------------------------------------------------
Net income                                        524.4                       584.0              11.4%
(Income ratio)                                   (6.4%)                      (6.5%)
----------------------------------------------------------------------------------------------------------------------------------
Factors contributing to increases                                  Operating income increased by
and decreases in operating income                                         98.5 billion yen
                                                               (Increase)
                                                                Marketing efforts                260.0
                                                                Cost reduction efforts            70.0

                                                                (Decrease)
                                                                Effects of changes in           -120.0
                                                                exchanges rates
                                                                Increases in R&D and other      -111.5
                                                                expenses
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Capital investment                                421.4                       500.6                                  1,060.0
   (excluding leased vehicles)
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Depreciation expenses                             376.7                       392.1                                    810.0
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R&D expenses                                      304.6                       351.4                                    710.0
------------------------------------------------------------------------------------------------------------------------------------

Performance evaluation                                                 Increases in revenues
                                                                       and operating income
                                                                Revenues, operating income, income
                                                             before income taxes, minority interest
                                                               and equity in earnings of affiliated
                                                               companies, and net income all reached
                                                                  historic highs for semi-annual
                                                                  consolidated financial results

-----------------------------------------------------------------------------------------------------------------------------------
Number of employees                             265,532                     269,310

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.